Exhibit (d)(5)
IN THE CIRCUIT COURT FOR HARFORD COUNTY, MARYLAND

JOSEPH CATERELLO, On Behalf of	*
Himself and All Others Similarly
Situated,	*
1601 Sunset Ridge Road
Northbrock, Illinois 60062	*	Case No.

Plaintiff,	*

vs.	*

WALTER W. STRAUB,	*
4 Summit
Irvine, California 92603-3625	*

And	*

THOMAS A. BROOKS,	*
7922 Wild Orchid Way
Fairfax Station, Virginia 22039-2502	*

and	*

ANDREW CLARK,	*
3608 Willow Birch Drive
Glenwood, Maryland 21738-9650	*

and	*

SHELLEY A. HARRISON,	*
5 Norma Lane
Dix Hills, New York 11746-5105	*

and	*

BRUCE R. THAW,	*
270 Bay Drive
Massapequa, New York 11758-8142	*

and	*

IRA A. HUNT, JR.,	*
7102 Capitol View Drive
McLean, Virginia 22101-2657	*

and	*

J. CARTER BEESE, JR.
2 Gold Course Road

Owings Mills, Maryland 21117-4112

and

ARTHUR L. MONEY,
3803 Riverwood Road
Alexandria, Virginia 22309-2726

Defendants
SHAREHOLDER CLASS COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY
     Plaintiff, by his attorneys, submits this Complaint Based upon Self Dealing and Breach of Fiduciary Duty (the “Complaint”) against the defendants named herein.
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of the holders of SafeNet, Inc. (“SafeNet” or the “Company”) common stock against SafeNet and its senior officers and directors arising out of their efforts to complete a sale of SafeNet via an unfair process at a grossly inadequate and unfair price of $28.75 per share to an investor group led by Vector Capital (“Vector”) (the “Buy Out”).
     2. In pursuing the unlawful plan to squeeze out SafeNet’s public stockholders for grossly inadequate consideration, the defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and have aided and abetted such breaches by SafeNet’s officers and directors. Instead of attempting to obtain the highest price reasonably available for the Company’s stockholders, defendants spent a substantial effort tailoring the Buy Out to meet the specific needs of the Vector and in a manner designed to extinguish their own liability to SafeNet for past misdeeds.
     3. Currently, SafeNet’s shares are undervalued due to credibility issues concerning the Company’s management and Board of Directors (the “Board”). Specifically, since May 2006, SafeNet has been embroiled in the stock options backdating scandal—a scandal that has already ensnared hundreds of publicly traded companies. As a result, SafeNet is facing scrutiny from the U.S. Attorney’s office, the Securities and Exchange Commission (“SEC”), and its own shareholders who arc pursuing class action and derivative suits.
     4. Among many reasons, the Buy Out is structured to take the Company private so that defendants may escape liability in the shareholder derivative suits. Defendants will argue that if the Company is taken private that the derivative plaintiffs will lose standing to pursue claims on behalf of SafeNet.
     5. Moreover, defendants timing of the Buy Out is impeccable. SafeNet currently stands at a unique time in its history when, but for the stock-options-backdating issues, its stock would be growing at a solid pace. Over the past few months, for example, SafeNet has announced successful partnerships and contracts to deliver its information security products to a number of promising customers including the Department of Defense.
     6. Because defendants dominate and control the business and corporate affairs of SafeNet and are in possession of private corporate information concerning SafeNet’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of SafeNet, which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     7. In short, the Buy Out is designed to unlawfully divest SafeNet’s public stockholders of a large portion of the valuable assets of the Company, for grossly inadequate consideration. Defendants know that these assets will continue to produce substantial revenue and earnings.
JURISDICTION AND VENUE
     8. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice.
     9. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to SafeNet occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.
PARTIES
     10. Plaintiff Joseph Caterello is, and at times relevant hereto was, a shareholder of SafeNet.
     11. SafeNet develops, markets, and sells hardware and software information security products and services that protect and secure communications, intellectual property, and information and identities. SafeNet’s headquarters are located in Belcamp, Maryland. SafeNet is a Delaware corporation.

     12. Defendant Walter W. Straub (“Straub”) is SafeNet’s Chairman and interim Chief Executive Officer.
     13. Defendant Thomas A. Brooks (“Brooks”) is a SafeNet director.
     14. Defendant Andrew E. Clark (“Clark”) is a SafeNet director.
     15. Defendant Shelley A. Harrison (“Harrison”) is a SafeNet director.
     16. Defendant Bruce R. Thaw (“Thaw”) is a SafeNet director.
     17. Defendant Ira A. Hunt, Jr. (“Hunt.”) is a SafeNet director.
     18. Defendant J. Carter Beese, Jr. (“Beese”) is a SafeNet director.
     19. Defendant Arthur L. Money (“Money”) is a SafeNet director.
     20. The defendants named above in ¶¶12-19 are sometimes collectively referred to herein as the “Individual Defendants.”
DEFENDANTS’ FIDUCIARY DUTIES
     21. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits themselves from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     22. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of SafeNet, are obligated under Delaware law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     23. Plaintiff alleges herein that defendants, separately and together, in connection with the Buy Out, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to plaintiff and other public shareholders of SafeNet. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class, and choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Buy Out. As a result of defendants’ self dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their SafeNet common stock in the proposed Buy Out.
     24. Because defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Buy Out, the burden of proving the inherent or entire fairness of the Buy Out, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

BACKGROUND TO TILE PROPOSED BUY OUT
     25. On May 18, 2006, SafeNet’s public shareholders were shocked to learn that the Company had received a subpoena from the U.S. Attorney’ Office for the Southern District of New York. The subpoena requested information concerning the Company’s prior stock option granting practices. Specifically, the U.S. Attorney’s office suspected that SafeNet insiders had engaged in an illegal practice known as stock options backdating. On that same day, SafeNet also announced that the SEC had begun its own investigation.
     26. Backdating involves the cherry-picking of stock-option grant dates—with the benefit of hindsight—to take advantage of lower exercise prices than the price on the actual grant date. The price of SafeNet shares on the reported option-grant date, therefore, was lower than the share price on the actual day options were issued. This illegal practice brought SafeNet insiders an instant paper gain.
     27. The May 18, 2006 disclosure resulted in a 23% decline in the Company’s share price. SafeNet’s shares would continue to be negatively impacted by further disclosures of illegal backdating at SafeNet. Further, beginning in June 2006, SafeNet shareholders filed numerous class and derivative lawsuits and shareholder demand letters against the defendants in connection with the illegal backdating (the “Litigation”). These disclosures and lawsuits include the following:
•	On June 2, 2006, SafeNet announced that it had begun an internal investigation of the illegal backdating.

•	Also on June 2, 2006, SafeNet announced the filing of a shareholder derivative lawsuit against former and current officers and directors in connection with the illegal backdating.

•	On July 31, 2006, SafeNet disclosed that the internal investigations had concluded that SafeNet options were accounted for using incorrect measurement dates. The Company further announced a restatement of its fiscal 2002 through 2005 financial statements.

•	On June 6 and June 8, 2006, SafeNet announced the filing of two more shareholder derivative lawsuits.

•	On August 1, 2006, SafeNet announced the filing of a shareholder class action against SafeNet in connection with the illegal backdating.

•	On August 11, 2006, SafeNet announced the filing of a fourth shareholder derivative lawsuit.

•	On August 15, 2006, SafeNet announced the filing of a second shareholder class action.

•	On September 18, 2006, SafeNet disclosed that the incorrect options measurement dates were found in the 2000 to 2005 time period. The Company also announced that the restatement had been extended to cover fiscal 2000 through fiscal first quarter 2006.

•	On December 20, 2006, a shareholder demand letter was sent to the Board demanding that the Board investigate SafeNet’s current and former directors’ and officers’ involvement in the illegal backdating.
     28. The Company’s declines in share price attributable to the Company’s involvement in the backdating scandal is illustrated by the following chart:

     29. A few months after the initiation of the Litigation, on October 3, 2006, the Board began looking for a buyer for the Company even though they knew that SafeNet was currently undervalued as a result of its involvement in the stock options backdating scandal and the Litigation.
     30. Despite the dark cloud over SafeNet’s share price due to the backdating issues and the Litgation, the Company’s business units have shown substantial growth. Indeed during an October 25, 2006 earnings conference call, defendant Straub praised SafeNet’s revenues, which had increased by over 22% for the Company’s fiscal 2006 third quarter in comparison to the same quarter last year. Moreover, SafeNet’s Rights Management business grew by 9%; its OEM business grew by 25%; and SafeNet’s “crown jewel” Classifieds business grew by 44%.
     31. In the months following the October 2006 earnings conference call, SafeNet would announce further wins for its various business units including the following:

•	On December 20, 2006, SafeNet announced that its QuickSec IPSec VPN toolkit for networking OEMs had successfully passed the Virtual Private Network Consortium’s interoperatbility tests for the IKEv2 authentication standard.

•	On February 5, 2007, SafeNet announced a new partnership with Secured eMail, a leading provider of content for encryption solutions.

•	On February 12, 2007, SafeNet announced that its Sentinel RMS system had been named by the Software & Information Industry Assocation as a finalist in the 2007 CODiE Awards for Best Digital Rights Management Solution.

•	On March 2, 2007, SafeNet announced that its Mykotronx, Inc. subsidiary had been awarded a five year Indefinite Delivery Indefinite Quantity contract from the Department of Defense. The contract sets an aggregate limit for $400 million for total orders under the contract.
THE BUY OUT
     32. On March 5, 2007, SafeNet issued the following press release that announced the sale of SafeNet to Vector via a tender offer:
SafeNet. Inc., setting the standard for information security, today announced that it has entered into a definitive agreement to be acquired by an investor group led by Vector Capital in a transaction valued at approximately $634 million. The $28.75 per share price represents a premium of 12% over the SafeNet average closing share price during the 30 trading days ended March 2, 2007 and a 57% premium over its closing stock price on October 2, 2006, the last date before the Company commenced intensive efforts to explore its strategic alternatives.
     Under the terms of the agreement, a subsidiary of Vector Capital (Stealth Acquisition Corp.) will commence a tender offer to acquire all of the outstanding shares of SafeNet common stock for $28.75 per share in cash. The offer is expected to commence on or before March 12, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).
     The Board of Directors of SafeNet unanimously approved the definitive agreement and recommends that shareholders tender their shares into the tender offer. Members of SafeNet’s Board have agreed to tender their shares.

     Walter Straub, SafeNet’s Chairman and CEO, said, “Over the past five months, our Board of Directors engaged in an extremely thorough review of all strategic options available to the Company, including a broad solicitation process that resulted in significant competitive interest in our Company. Based on this comprehensive process, the Board determined that being acquired by Vector Capital and its partners represents a compelling opportunity that is in the best interest of our shareholders, customers and employees.”
     “In Vector, we have identified a partner that is committed to assisting the Company to fully realize its opportunities while we continue to address our issues and build momentum in our business,” continued Straub.
     Chris Nicholson, a Partner at Vector, said, “SafeNet’s full suite of leading government and industry security solutions uniquely position the Company with its strong customer base, and we look forward to working with SafeNet’s talented employees and management team to build lasting value for the Company and its customers.”
     David Fishman, a Principal at Vector commented, “The challenges of being a public company today can sometimes inhibit growth in companies like SafeNet. We believe SafeNet will significantly benefit from being a private company, and will be in a better position to help achieve its goal of providing leading security solutions to both its Government and Commercial customers.”
     The tender offer is conditioned upon, among other things, approximately 78% of SafeNet’s shares being tendered in the offer based on the current shares and options outstanding. If the Company becomes current in its SEC filings, the minimum tender condition will be reduced to a majority of the fully diluted eligible shares.
     The transaction is not subject to any financing condition. The transaction will be financed through a combination of equity and debt, with the debt financing committed by Deutsche Bank and Citigroup Global Markets and the equity committed by Vector and certain of its partners. Provided that the minimum tender condition is met, the transaction is expected to be completed during the second quarter of 2007, subject to customary closing conditions and regulatory approvals. There can be no assurance that the transaction will be approved or consummated.
     Merrill Lynch is acting as financial advisor to SafeNet, Inc., and Wachtell, Lipton, Rosen & Katz is acting as the Company’s legal advisor. Credit Suisse also was retained to provide certain financial advisory services to the Board of Directors of SafeNet. O’Melveny and Myers is acting as legal advisor to Vector Capital. Deutsche Bank served as lead financial advisor and co-lead arranger of the debt financing and Citigroup Global Markets Inc. served as co-advisor and co-lead arranger.
     33. It is apparent from the Buy Out press release that the Individual Defendants have resolved to take SafeNet private as quickly as possible. Indeed, defendants agreed to a tender offer for the Company’s shares that will begin in less than a week from the Buy Out announcement—on March 12, 2007. This short time is unfair to the Company’s shareholders as it does not give them enough time to fully digest information concerning the worth of the Company and whether or not to make an informed decision to tender their shares. The reason for the rapid timing of the tender offer is dear: defendants wish to quickly take SafeNet private so that they can escape liability in connection with the Litigation.
SELF-DEALING
     34. By reason of their positions with SafeNet, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of SafeNet, and especially the true value and expected increased future value of SafeNet and its assets, which they have not disclosed to SafeNet’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of SafeNet’s public shareholders. Specifically, the Buy Out is structured to indemnify certain of the defendants of liability that they face in connection with the Litigation.
     35. The proposed sale is wrongful, unfair and harmful to SafeNet’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of SafeNet on terms that do not adequately value the Company. Accordingly, the Acquisition will only benefit defendants and Vector.
     36. In light of the foregoing, the individual Defendants must, as their fiduciary obligations require:
•	Withdraw their consent to the tender offer for SafeNet’s shares and allow the shares to trade freely — without impediments;

•	Act independently so that the interests of SafeNet’s public stockholders will be protected;

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of SafeNet’s public stockholders; and

•	Solicit competing bids to Vector’s tender offer to assure that the Company’s shareholders are receiving the maximum value for their shares.
     37. The Individual Defendants have also approved the Acquisition so that it will result in the eventual transfer of 100% of SafeNet’s unique assets, revenues and profits to Vector if the tender offer is successful. Thus all of SafeNet’s operations will now accrue to the benefit of Vector.
DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE
     38. As a result of defendants’ conduct, SafeNet’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, defendants are obligated to maximize shareholder value, not structure a preferential deal for themselves.
     39. The $28.75 per share offer price does not reflect the true inherent value of the Company that was known only to defendants, as directors and officers of SafeNet, at the time the Buy Out was announced. This value—which far exceeds the 528,75 per share Buy Out offer—includes the returns from the Department of Defense contract as well as SafeNet’s other recently announced contracts and partnerships.

CLASS ACTION ALLEGATIONS
     40. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of SafeNet stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     41. This action is properly maintainable as a class action.
     42. The Class is so numerous that joinder of all members is impracticable. According to SafeNet’s SEC filings, there were more than 27 million shares of SafeNet common stock outstanding as of May 4, 2006.
     43. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Buy Out;
          (b) whether the Individual Defendants are engaging in self dealing in connection with the Buy Out;
          (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Buy Out;
          (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of SafeNet;
          (e) whether the Individual Defendants are attempting to escape liability in connection with the Litigation;

          (f) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Buy Out, including the duties of good faith, diligence, honesty and fair dealing;
          (g) whether the Individual Defendants have breached their fiduciary duties of candor to plaintiff and the other members of the Class in connection with the Buy Out by failing to disclose all material information concerning the Buy Out;
          (h) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
          (i) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.
     44. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     45. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     46. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     47. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     48. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
CAUSE OF ACTION
Claim for Breach of Fiduciary Duties Against the Individual Defendants
     49. Plaintiff repeats and realleges each allegation set forth herein.
     50. Defendants have knowingly and recklessly and in had faith violated fiduciary duties of care, loyalty, good faith, candor and independence owed to the public shareholders of SafeNet and have acted to put their personal interests ahead of the interests of SafeNet’s shareholders.
     51. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in SafeNet.
     52. Defendants have knowingly or recklessly and in bad faith violated their fiduciary duties by entering into a transaction with SafeNet without regard to the fairness of the transaction to SafeNet’s shareholders and by failing to disclose all material information concerning the Buy Out to such shareholders.
     53. As demonstrated by the allegations above, defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of SafeNet because, among other reasons:
          (a) they failed to take steps to maximize the value of SafeNet to its public shareholders and they took steps to avoid competitive bidding, to cap the price of SafeNet’s stock and to give defendants an unfair advantage, by, among other things, arranging for the tender offer to commence less than one week after the Buy Out announcement;

          (b) they failed to properly value SafeNet;
          (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Buy Out; and
          (d) they failed to disclose all material information that would permit Safenet’s shareholders to make a fully informed decision as to whether or not they should tender their shares in connection with the Buy Out.
     54. Because defendants dominate and control the business and corporate affairs of Safe Net, and are in possession of private corporate information concerning SafeNet’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of SafeNet which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     55. By reason of the foregoing acts, practices and course of conduct, defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     56. Unless enjoined by this Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Buy Out which will exclude the Class from its fair share of SafeNet’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class.
     57. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and knowingly or recklessly have breached and are continuing to breach their fiduciary duties to the members of the Class.

     58. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of SafeNet’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Buy Out is enjoined by the Court, defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s—length negotiations on the Buy Out terms, and will not supply to SafeNet’s minority stockholders sufficient information to enable them to make an informed decision as to the Buy Out tender offer and may consummate the proposed Buy Out, all to the irreparable harm of the members of the Class.
     59. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Buy Out agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from initiating the Buy Out tender offer, unless and until the Company adopts and implements a procedure or process to adequately inform the Company’s shareholders and obtain the highest possible price for shareholders;

     D. Directing defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of SafeNet’s shareholders until the process for the sale, tender or auction of the Company is completed and the highest possible price is obtained;
     E. Rescinding, to the extent already implemented, the Buy Out or any of the terms thereof;
     F. Imposition of a constructive trust, in favor of plaintiff and members of the class, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.

DATED: March 7, 2007	THE MASON LAW FIRM, LLP

/s/ Gary E. Mason

GARY E. MASON
DONNA F. SOLEN
1225 19th Street, N.W., Suite 500 Washington,
DC 20036
Telephone: (202) 429-2290
Facsimile: (202) 429-2294

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
FELIPE J. ARROYO
ASHLEY R. PALMER
610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

SHUMAN & BERENS LLP
KIP B. SHUMAN
JEFFREY A. BERENS
801 Fast 17th Avenue
Denver, CO 80218
Telephone: (303)861-3003
Facsimile: (303) 830-6920

Attorneys for Plaintiff
RG3 E 1-313 CERTIFICATION
I, Gary E. Mason, hereby certify that I am admitted to practice law in the state of Maryland.

/s/ Gary E. Mason

Gary E. Mason